VEON reaffirms commitment to addressing strategic relationship with GTH Amsterdam, 23 January 2019 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces that it remains committed to simplifying its corporate structure, including by addressing its strategic relationship with GTH. Today’s announcement is consistent with VEON’s ongoing efforts to address its relationship with GTH, and as part of that VEON is considering taking GTH private. VEON has as yet been unable to obtain the necessary guidance from the Egyptian Financial Regulatory Authority (FRA) to allow it to proceed with taking GTH private. VEON will continue to explore these requirements with the FRA and engage with other stakeholders in order to reach a resolution. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: http://www.veon.com DISCLAIMER This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the ability to successfully execute operating model, development plans and related transactions. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. CONTACTS VEON Investor Relations Corporate Communications Richard James Kieran Toohey ir@veon.com pr@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200